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August 15, 2000


Mr. Thomas B. Clark
Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Suite 440
Indianapolis, Indiana   46250

Dear Tom:

As you are aware, Marlin Partners II, L.P., presented the Board of Directors of Alltrista Corporation (the "Company") with a specific proposal that would benefit all shareholders on May 12, 2000.

Although we have received no response, we were pleased to participate in a wider bidding process when the Company on May 26, 2000, hired Bear Stearns to explore strategic options.

In view of the fact that no sale process has been commenced subsequent to the engagement of Bear Stearns, we submitted a revised proposal to the Company on July 28, 2000. To date, we have received no response to either proposal.

As we have discussed, it is widely recognized that the vast majority shareholders believe that due to the Company's disappointing recent operating results, short, medium and long-term market performance compared to all relevant indexes and lack of liquidity of its stock, it would be in the shareholders' best interests to maximize shareholder value as soon as possible.

It is now over three months since our first proposal was made. As all of your shareholders are aware, time is money. The obvious procrastination of the Board of Directors is to the direct detriment of serving the shareholders' best interests and directly opposed to the views of your largest institutional shareholders.

Therefore, we request you, as President of Alltrista, pursuant to authority under Article Two, Section B of the Company's Bylaws, to call a special meeting of shareholders (the "Special Meeting") to vote upon the following resolution:


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Alltrista Corporation
August 15, 2000
Page 2

RESOLVED: The shareholders believe that, in the best interests of the shareholders, the Company be sold and thereby directs the Board of Directors to proceed promptly to initiate a publicly announced sale process of the Company, to solicit the highest and best offer for the Company.

In various statements to me you have clearly indicated that you are willing to do what is in the best interests of the shareholders. In our recent conversations you have identified your directors as the reason for the lack of progress on the sale process. Now you have an opportunity to show your shareholders, a handful of whom own the vast majority of shares outstanding, that you are acting in the interests of the Company's shareholders. If your statements to me and the other shareholders are true, it is imperative that you call the Special Meeting so that your shareholders can express their sentiments to the outside directors.

We urge you to send a notice of such Special Meeting as soon as possible, but no later than August 31, 2000. In the absence of the relevant provision under the Company's Articles or Bylaws, Indiana Business Corporation Law provides that notice of a special shareholders' meeting should be no fewer than ten (10) days and not more than sixty (60) days before the meeting date. Judging by this requirement, the Company should be able to hold such a Special Meeting by early September, 2000.

We look forward to receiving a notice of a Special Meeting from you shortly.

Yours sincerely,

/s/ Martin E. Franklin
Martin E. Franklin

cc: Stuart Taylor (Bear Stearns)